Stark Naked Bobbers

January 31, 2014

Ms. Susan Block

Attorney-Advisor

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

Stark Naked Bobbers

Registration Statement on Form S-1

Filed November 21, 2013

File No. 333-192468

Dear Ms. Block:

Stark Naked Bobbers’ submits this letter to you in response to your letter of December 18, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we, or anyone authorized to do so on our behalf do not have any written communication as defined under Rule 405 to present to potential investors in reliance on Section 5(d) of the Securities Act.  In addition, we do not have any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by section 105(a) of the Jumpstart Our Business Startups Act by any broker dealer as none are, or will, participate in our offering.

COMMENT:

Cover Page of Prospectus, page1

2.

We note your intent to contact a market maker immediately following the effectiveness of the registration statement to apply to have your shares quoted on the OTCBB. Please clarify here and throughout that there is no guarantee that your shares will ever be quoted on the OTC Bulletin Board.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have clarified that there is no guarantee that our shares will ever be quoted on the OTC Bulletin Board.  We have made this clarification throughout the amended filing as follows: “We cannot guarantee that our application will be accepted or approved and our stock quoted on the OTC Bulletin Board.”

COMMENT:

3.

Please correct the apparent typographical errors, by correcting in the seventh paragraph “THER” and similarly a few paragraphs down, with the language the information in “ther” prospectus.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have corrected the typographical errors throughout the amended filing.

COMMENT:

Prospectus Summary, page 3

4.

In the opening paragraph, please expand your discussion of bobber kits to briefly explain how a bobber kit is used on an existing motorcycle. For example, how does a bobber kit customize a motorcycle?  Does the existing motorcycle have to already be customized, for instance, or does it work on any motorcycle?

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have expanded our discussion in the opening paragraph to explain how a bobber kit is used on an existing motorcycle.  We have provided a copy of the expanded discussion as it now appears in the first paragraph of the amended filing below.

“Our Bobber kits are intended for use on stock or non-customized motorcycles.  Customers remove factory parts and replace them with our kits by following the instructions.  Our kits then modify a stock factory motorcycle into a nostalgic looking custom bike.”

COMMENT:

5.

We note in the first paragraph under “General Information about the Company,” that you refer to “current products.” If these products are not yet developed, or you do not have them in inventory, please make that clear.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified the discussion referencing our current products.  We have revised our discussion here and where appropriate throughout the amended filing.  We have provided a copy of the revised discussion below.

“Our products are custom made to fit specific makes and models of motorcycles.  Once an order is received we will send the order to our fabricator and the products will be produced.”

COMMENT:

6.

In one of your opening paragraphs, please disclose that you have had no revenue to date, your net losses and that your auditor has issued a going concern opinion.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have disclosed in one of our opening paragraphs that “The Company has had no revenue to date and we have incurred net losses and been issued a “going concern” opinion from our Independent Auditors.”

COMMENT:

7.

Please revise to disclose (a) the implied aggregate price of your common stock based on the offering price of $0.01 and assuming all newly offered shares are sold and (b) your total stockholders’ equity (deficit) as of the latest balance sheet date.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included the implied aggregate price of our common stock based on the offering price assuming all shares are sold.  In addition, we have disclosed the stockholders’ equity as of audit date July 31, 2013.

COMMENT:

8.

Please provide support for your statement that there is only one other vendor offering custom bobber kits over the internet or remove this statement here and throughout.  An internet search appears to show other vendors offering this over the internet.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the statement that there is only one other vendor offering bobber kits on the internet on the prospectus summary page and throughout the amended filing.

COMMENT:

9.

Since you have not yet generated any sales, please remove the word “continue” from the list on page 4 when discussing your need to develop and offer market desirable products.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the word “continue” from the list on page 4.

COMMENT:

10.

We note your disclosure that your sole officer will devote approximately 15 hours per week to your business.  Please revise your summary to discuss your sole officer’s and director’s reasons for pursuing public company status at this time in the company’s development and with limited time and attention from your sole officer and director.  Discuss the advantages and disadvantages of doing so, including your sole officer’s and director’s estimate of the increased expenses of publicly reporting.  For example, we note that the expenses for this offering are approximately $6,640 and that this amount exceeds your current assets.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a discussion as to the reason for pursuing public company status.  We have also included a discussion regarding our sole officer and directors commitment to the project and an estimate of the projected expenses of a public reporting company.

COMMENT:

11.

Please revise to disclose your monthly “burn rate” and how long you anticipate your present capital will last at that rate.  Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our amended filing to disclose our monthly “burn rate” and how long we anticipate our present capital will last.  We have provided below a copy of the discussion as it appears in the amended filing.

“As of audit date October 31, 2013 the Company had $4,965 in cash on hand and as of December 31, 2013 the Company had $845 in cash on hand.  We believe the cash we have available and the commitment from our majority shareholder to provide additional advances is sufficient to meet the obligations of the Company until we can initiate this raise.  Please see section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sub-section “Plan of Operation” for a detailed discussion on management’s commitment to advance funds to the Company.  We anticipate completion of our initial raise prior to our next filing requirements. The Company’s monthly burn rate has been approximately $2,385 per month, considering working capital effects, since inception and it anticipates that this burn rate will remain fairly constant until the close of the offering.”

COMMENT:

12.

Please clarify on page 4 that there is no written commitment for Mrs. Stark to provide the company with additional funds to further its business plans and clarify here and throughout that there is no guarantee she will do so.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified that there is no written commitment for Ms. Stark to provide the company with additional funds to further its business plans.  We have added this clarification throughout the amended filing as it appears below.

“Ms. Stark, because she is the sole officer and director, and although she has orally agreed to fund such amounts, as the sole officer and director such agreement is not binding and therefore it is within her sole discretion to provide such funds.”

COMMENT:

13.

We note your disclosure that once the public offering closes, Mrs. Stark plans to spend “the time necessary” to oversee business developments, marketing campaigns, continued website design, and direct the primary operations of the business. Please clarify here and throughout if Mrs. Stark intends to work full-time or part-time for the company after the offering.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified that Ms. Stark plans to become a full-time employee of the Company once it starts to generate sufficient revenue.

COMMENT:

Risk Factors, page 7

14.

Please add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites or explain why these risk factors are not necessary.

RESPONSE:

We acknowledge the Staff’s comment and confirm that there will added a risk factor addressing the Staff’s comments.  We have provided a copy of the risk factor below as it appears in the amended filing.

“OUR SOLE OFFICER AND DIRECTOR OF THE COMPANY OCCUPIES ALL THE POSITIONS.

A risk exists that the Company may not have adequate internal controls because one person occupies all of the corporate positions.  A risk also exists that there may not be funds available for net income because the sole director and officer will determine their salary and perquisites.”

COMMENT:

15.

Please add a risk factor to discuss the fact that your shares will be subject to the penny stock rules and the implications for investors.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included a risk factor disclosing that our shares will be subject to the penny stock rules and the implications for investors.  We have provided a copy of the risk fact below as it appears in the amended filing.

“OUR SHARES WILL BE SUBJECT TO THE PENNY STOCK RULES

A purchaser is purchasing penny stock which limits the ability to sell the stock.  The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act.  The shares will remain penny stocks for the foreseeable future.  The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate her/her investment.  Please see section titled “Market for Common Equity and Related Stockholder Matters” for additional information regarding penny stock rules and investor implications.”

COMMENT:

Risks Associated with Our Company, page 7

Mrs. Stark is involved in other business activities, page 7

16.

Please expand upon the discussion in this section to identify and describe Mrs. Stark’s other business activities and the existence of any potential conflict of interests that exist in relation to those other activities.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have expanded upon the discussion in this section to identify and describe Mrs. Starks’s other business activities and the existence of any potential conflict of interests that exist in relation to those other activities.

COMMENT:

We will incur ongoing costs and expenses for SEC reporting and compliance, page 11

17.

Please provide an estimate of the additional ongoing costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided a discussion on any additional ongoing costs and our commitment to absorb such costs.

COMMENT:

Use of Proceeds, page 12

18.

We note your disclosure that you estimate generating revenue approximately three months following closing of this offering. Please clarify here, on page 19 and on page 33 that there is no guarantee that you will be in a position to generate revenue within three months.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed that there is no guarantee that the Company will be in a position to generate revenue within three months.  We have provided a copy of the disclosure below as it appears in all of the noted sections of the amended filing.

“Investors should note that generating revenue approximately three months after the closing of the offering may be an ambitious goal and the Company may not be in a position to generate revenue for a much longer period of time and we may need additional funding in order to sustain our business.”

COMMENT:

Business Overview, page 17

19.

We note your plan to outsource the items purchased to a local fabricator for production.  Please disclose if you have already established a relationship with a local fabricator and if there is a single or multiple production sources.  Also, since it does not appear that you plan to maintain an inventory, please discuss the possibility that production costs exceed your estimates and the implications this would have on your profit margins.  Please also clarify if you will require payment for orders prior to or after delivery of the product.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the filing to include a discussion on the relationship we have with our current fabricator and that we are establishing additional fabricator relationships to ensure timely production and completive pricing.  In addition, we have disclosed that we receive payment for orders prior to delivery of the product.

COMMENT:

20.

Also, please clarify if you have already developed proto-types of have any inventory for the products listed under “Product Development,” at page 17.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified that we do not carry any inventory at this stage of our operations and that each product ordered is custom made per the model of the motorcycle.

COMMENT:

21.

Please disclose the estimated prices for each of the bobber kits identified on pages 17 and 18.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed the retail prices for each of the bobber kits.

COMMENT:

22.

Please discuss whether the utilization of your bobber kits is expected to impact a motorcycle owner’s manufacturer warranty, and what, if any risks this creates for you.

RESPONSE:

We acknowledge the Staff’s comment and we have added a discussion that our kits do not impact a motorcycle owners’ manufacturer warranty.

COMMENT:

23.

Please disclose whether or not you intend to purchase insurance to protect you from potential product liability claims and, if so, provide an estimate of the cost of such insurance.  Alternatively, discuss the risk of not carrying such insurance.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed the following discussion regarding management’s decision to not carry product liability insurance.  We have provided a copy below of the discussion as it appears in the amended filing.

“The Company does not carry any product liability insurance.  The kits we sell are installed by the purchaser themselves and in the event any of our kits are physically defective upon installation we plan to replace the kit at our expense.”

COMMENT:

Marketing, page 18

24.

Please clarify why you reference “Stark Cycles” here when discussing your marketing plan.  Please revise, as appropriate.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the reference to “Stark Cycles” and replaced it with “Stark Naked Bobbers”.

COMMENT:

25.

Since it does not appear that you have begun any marketing efforts, please clarify what “previous business experience with radio advertisements” you are referencing on page 19.  Please also clarify what the “Military tee box” is that you reference in that same paragraph and what the coupon for “Desert Special” refers to in the subsequent list.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified our planned marketing efforts to reflect that we plan to engage in promotional and marketing efforts based on management’s past experience within the industry.  In addition, we have clarified what is a Military Tee Box and we removed the word “Desert” in referencing a planned coupon marketing campaign.

COMMENT:

Competitor Analysis, page 19

26.

Please clarify the geographic markets that you anticipate being able to sell to over the internet.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified the geographic markets we anticipate being able to sell to over the internet.

COMMENT:

12 Month Growth Strategy and Milestones, page 19

27.

We note that you have not included the development of new bobber kits in your quarterly milestones and that you plan to initiate development of new bobber kits after you start generating revenues.  Please provide an estimate of the time and costs involved in developing new bobber kits.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have included the “12 Month Growth Strategy and Milestones” section an estimate of the time and costs involved to develop new bobber kits.

COMMENT:

28.

We note that you reference the production of bobber kits in both the 4-6 months and 7-9 months quarters on page 20, but that on page 34 it appears that you budget for such production only during the 4-6 months quarter.  Please revise to reconcile.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have removed the statement referencing the production of bobber kits during the 7-9 months quarters in the “12 Months Growth Strategy and Milestones” section of the amended filing.

COMMENT:

Proposed Milestones, page 33

29.

With a view to revised disclosure, please tell us how many bobber kits you can develop and / or purchase from a fabricator with the $4000 listed under “Use of Proceeds,” at page 12, for parts kits.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised the disclosure to state that we plan to develop 6 new bobber kits utilizing the $4,000 we have budgeted under the “Use of Proceeds” section.

COMMENT:

Directors, Executive Officers, Promoters, and Control Persons, page 35

30.

Please disclose here that Mrs. Stark devotes approximately 15 hours per week to your business.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed that Mrs. Stark devotes approximately 15 hours per week to the Company.

COMMENT:

31.

Please clarify if Mrs. Stark works full or part-time as a managing member of Stark Naked Cycles.  Please expand to clarify what her role is as a “Managing Member.”

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have clarified that Mr. Stark’s positions as managing member of Stark Cycles is full-time.  In addition, further in her biography we discuss her responsibilities to include bookkeeping, data entry, bike sales, parts ordering, service writing, including all advertising and promotional campaigns.”  Please advise if the Staff requires any additional clarification.

COMMENT:

32.

We note that “Stark Cycles” is referred to as Stark Naked Cycles and Stark Cycles.  If “Stark Cycles” is the shortened version of the name, please clarify or advise.

RESPONSE:

We acknowledge the Staff’s comment and we have removed the word “Naked” in the biography in name of the company However, Ms. Stark is the managing member as it was a typographical error.

COMMENT:

33.

Given the similar names and related businesses, please tell us if you plan to conduct any business with or through Stark Cycles, and the nature and extent of your anticipated business relationship with them, if any.  Please also disclose any potential conflicts of interest, or advise.  Include risk factor disclosure, if applicable.

RESPONSE:

We acknowledge the Staff’s comment and believe that we have addressed the Staff’s comment in this section.  In addition, we have added a risk factor addressing the Staff’s comments.

COMMENT:

34.

Please include disclosure regarding how much you plan on paying Mrs. Stark if you decide to pay her a salary.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have revised our filing to include a discussion regarding how much we plan to pay Mrs. Stark.  We have provided a copy below of the discussion as it appears in the “Directors, Executive Officers, Promoters, and Control Persons,” section of the amended filing.

“The Company does not pay Ms. Stark a salary and has no plans to pay her a salary.   However, in the event the Company starts to generated revenues then the Board of Directors may decide to pay her an appropriate salary based on the revenue”.

COMMENT:

General

35.

Provide a currently dated consent from the independent public accountant in any amended filing.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have provided a currently dated consent from our independent public accountant.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Teresa Stark

Teresa Stark